Sonida Senior Living, Inc.

July 8, 2022

Via EDGAR

Ms. Tara Harkins; Mr. Eric Atallah

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sonida Senior Living, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”)

Filed April 15, 2022

Form 8-K Filed May 23, 2022 (the “Form 8-K”)

File No. 001-13445

Dear Ms. Harkins and Mr. Atallah:

This letter sets forth the responses of Sonida Senior Living, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2022 to Ms. Kimberly Lody, Chief Executive Officer of the Company (the “Comment Letter”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto. Finally, we acknowledge that the Company is responsible for the adequacy and accuracy of its disclosures.

Form 10-K for the Fiscal Year ended December 31, 2021

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

1.

Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items or in the notes to the financial statements or within MD&A.

Response: In response to the Staff’s comment, the Company will include stock-based compensation expense within the Notes to Consolidated Financial Statements, as indicated in SAB Topic 14-F, in future filings.

Form 8-K Filed May 23, 2022

Exhibit 99.1

Reconciliation of Non-GAAP Measures, page 0

2.

We note your non-GAAP measures, Consolidated Net Operating Income Margin and Same-Store Net Operating Income, exclude all general and administrative expenses. Please tell us why you believe the adjustment for general and administrative expenses is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, given that these expenses appear to be normal, recurring cash operating expenses necessary to operate your business.

Ms. Tara Harkins; Mr. Eric Atallah

Securities and Exchange Commission

July 8, 2022

Response: Because a significant component of our core business involves acquiring, divesting, and financing assets that are valued on capitalization rates at the asset level, we believe the exclusion of certain corporate overhead from our non-GAAP profitability measures, including and specifically general and administrative expenses, is appropriate and relevant for our stakeholders. Additionally, we believe such exclusion is useful to analysts and investors as it provides an additional method for assessing the operating results of the Company’s real estate purely based on asset level expenses and independent of the corporate entity’s general and administrative expenses. Finally, through supplemental reporting included in their filings, other public companies in the senior housing section also present operating margin excluding corporate overhead.

3.

We note your disclosure that Adjusted CFFO is a non-GAAP liquidity measure. Given that Adjusted CFFO is a liquidity measure, please revise future filings to provide a reconciliation to the comparable GAAP measure, which appears to be net cash provided by operating activities. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise future filings to cease presenting Adjusted CFFO in accordance with Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call David R. Brickman at (972) 308-8366. Prospectively for all new matters, the Staff can direct all questions and comments to Kevin Detz, Executive Vice President and Chief Financial Officer, at (972) 308-8343.

Sincerely,

/s/ Kimberly S. Lody
Kimberly S. Lody
President and Chief Executive Officer Sonida Senior Living, Inc.

cc:	Kevin Detz, Sonida Senior Living, Inc.

David R. Brickman, Sonida Senior Living, Inc.

Timothy Cober, Sonida Senior Living, Inc.

Paul S. Conneely, Norton Rose Fulbright US LLP